Mail Stop 6010   April 29, 2008

Mr. Peter Wang
Chairman and Chief Executive Officer
China Biopharma, Inc.
75 Shuguang Road, Building B
Hangzhou, China 310007

Re: China Biopharma, Inc.
Revised preliminary proxy statement filed April 29, 2008
File No. 0-50005

Dear Mr. Wang:

We have completed our review of your preliminary proxy statement and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Darren Ofsink, Esq.
    Mark Cawley, Esq.
    Guzove Ofsink LLC
    600 Madison Avenue, 14th Floor
    New York, New York 10022